Fomento Económico Mexicano, S.A.B. de C.V.

Best Corporate Practices Questionnaire

Shareholders Meetings

6.1.	Information and Agenda of the Shareholders Meeting	Yes	No	Comments
1.	Is it avoided in the Agenda the grouping of matters related to different subjects? (Best Practice 1)	X
2.	Is it avoided in the Agenda an item of “Miscellaneous Matters”? (Best Practice 1)	X
3.	Is the information with respect to each item in the Agenda available at least with 15 calendar days in advance? (Best Practice 2)	X
4.	Is there a form containing the detailed information and possible voting alternatives in which the shareholders may provide instructions to their legal representatives with respect to the direction of their corresponding vote in the Shareholders Meeting? (Best Practice 3)	x
5.	In the information made available to the shareholders
	Does it include the proposal of members of the Board of Directors? (Best Practice 4)	X
	Does it include the curriculum of the proposed members with enough information to evaluate their category and independency? (Best Practice 4)	X

6.2.	Information and Communication between the Board of Directors and the Shareholders.	Yes	No	Comments
6.	Does the Board of Directors, in its Annual Report to the Shareholders Meeting, includes relevant aspects of the duties of the intermediate bodies that perform the role of (Best Practice 5) :
	a) Audit***	x
	b) Evaluation and Compensation	x
	c) Finance and planning	x
	d) Corporate Practices***	x
e) Others (describe).
7.	Are the reports by each intermediate body or committee submitted to the Board made available to the shareholders together with the materials for the Meeting, except for confidential information? (Best Practice 5)	x		Under the provisions of the Mexican Securities Law and the Mexican General Corporations Law, the reports from the Audit Committee and the Corporate Best Practices Committee are submitted for the approval of the shareholders.
8.	Does the annual report include the names of the members of each intermediate body? (Best Practice 5)	x
9.	Does the company have the necessary communication mechanisms to allow to properly maintain the shareholders and investors in generally informed? (Best Practice 6). If yes, please specify the mechanisms and if no, please explain why.	x
	Specify and/or Explain	The Company has an Investor Relations Direction that reports directly to the Finance and Strategic Development Committee of the Company. The Investor Relations section of the website FEMSA (www.ri.femsa.com) contains extensive financial information, press releases, business model, so that investors and analysts have a clear picture of the condition of the company.

***Mandatory task for companies whose shares are traded on the stock market, which, if applicable, can be performed in a single committee.

Board of Directors

7.1. Duties of the Board of Directors		Yes	No	Comments
10.	Does the Board of Directors perform the following duties? (Best Practice 7)
a)	Establishes the strategic vision	X
b)	Supervises the operation of the company	X
c)	Approves the business operations	X
d)	Appoints the Chief Executive Officer and senior officers of the company.	x		Appoints the Chief Executive Officer and establishes the guidelines for the election of the senior officers of the company
e)	Evaluates and approves the performance of the Chief Executive Officer and senior officers of the company.	x
f)	Verifies that all shareholders:
	i. Are treated equally	x
	ii. That their interests are protected	x
	iii. Are given proper access to the information of the company	x
g)	Ensures value creation for the shareholders as well as the sustainability and the continuity of the company over the time	x
h)	Promotes
	i. the responsible issuance of information	x
	ii. the disclosure of information.	x
	iii. the ethical management of the business	x
i)	Promotes the transparency in management.	x
j)	Promotes the establishment of internal control mechanisms.	x
k)	Promotes the establishment of mechanisms to ensure the quality of the information.	x
l)	Establishes the guidelines for related party transactions.	x
m)	Approves the operations with related parties	x
n)	Ensures the establishment of mechanisms for :			In this function the Board of Directors is supported by the audit committee.
	i. The identification of risks	X
	ii. Analysis of risks	X
	iii. Management of risks	X
	iv. Control of risks	X
	v. Adequate disclosure of risks	X
o)	Promotes the formal establishment of succession plan for
	i. The CEO	x
	ii. The senior executives	x
p)	Promotes the company to be socially responsible. The ways in which the company is socially responsible are:

i	i. Actions with the community;	X
	ii. Changes in mission and vision;	X
	iii. Changes in the company strategy;	X
	iv. Consideration of stakeholders	X
v. Others:
q)	Promotes the company to state its ethical business principles. The ways in which the company promotes its ethical business principles are:
	i. Code of Ethics	X
	ii. Promotion and application of the Code internally and externally	X
	iii. Whistleblower mechanism of violations to the Code	X
	iv. Protection mechanism for the informants	X
v. Others
r)	Promotes the company to consider its stakeholders in the decision making. The ways in which the company considers its stakeholder in the decision making are:
	i. Responsible management of the business	x
	ii. Sustainability plans	x
iii. Others :
s)	Promotes the disclosure of violations to the Code of Ethics and the protection of the informants. The ways in which the company promotes the disclosure of illegal actions and the protection of the informants are:		.
	i. Promotion of the Code of Ethics	x
	ii. Special telephone number and/or website	x
iii. Others:
t)	Verifies that the company has the necessary mechanisms that allow verifying the compliance of the different applicable legal provisions.	x
11.	For the purpose of having clear authority and responsibility channels, the activities of senior management are separated from those of the board of directors (Best Practice 8)	x

7.2. Integration of the Board of Directors		Yes	No	Comments
12.	How many Directors comprise the Board of Directors? (Best Practice 9, Mexican Market Securities Law)***	17
13.	How many alternate directors comprise the Board of Directors? (Best Practice 10)	16
14.	If the are alternate directors, please indicate : if each proprietary director suggests who should be appointed as its alternate director? (Best Practice 10)
	If each proprietary director suggests who should be appointed as its alternate director? (Best Practice 10)	X
	If each independent proprietary director has an Alternate Director who is also independent? (Best Practice 12)	X		Except for an Independent Director that has not appointed an alternate Director.
15.	Is there a communication process established between the directors and its alternates that allows them to have an effective participation? (Best Practice 10)	x
16.	Upon appointment, do the independent directors deliver to the Chairman of the Meeting a Statement of compliance with the requirements of independence (Best Practice 11)	x
17.	Do the independent directors represent at least 25% of all the directors? (Best Practice 12)	x		The Board of Directors has seven Independent Directors that represent the 41.1% of the Directors’ total.
18.	From the total of the members of the Board of Directors, how many are (Best Practices 12) :
	a) Independent (Director who complies with the independence requirements)	13
	b) Equity (Shareholders not part of the management, even if they are part of the controlling group)	12
	d) Equity Independent (Shareholder without significant influence and/or control power, and who is not part of the management of the Company)	0
	c) Related (Director who is only an officer of the Company)	0
	e) Equity Related (Shareholder who is also an officer of the Company)	6		2 of the Directors are not independent since they were not qualified as such by the shareholders’ meeting; they are not equity shareholders since they did not report holding of shares; and they are not related since they are not officers of the company. Alternate Directors are taken into account for the numbers in this answer.
19.	Do the independent and equity directors, as a whole, constitute at least 60% of the Board of Directors? (Best Practice 13)	x
20.	Does the ”Annual Report to the Shareholders Meeting” indicate the category to which the directors belong? (Best Practice 14)		x	It mentions which members of the Board have been qualified as independent by the shareholders’ meeting.
21.	Does the Annual Report presented by the Board of Directors indicate: (Best Practice 14)
	The category of each director	X
	The business activity of each director	X
Note ***: The publicly traded companies may have a maximum of 21 directors.

7.3. Structure of the Board of Directors.		Yes	No	Comments
For the compliance of its duties, the Board of Directors may create one or more committees to support it. On each of the following duties, in comments it should indicate the body that performs it or, if applicable, explain why is it not performed? (Best practice 15)
22.	With the purpose of making more informed decisions, indicate if the following duties are performed by the Board of Directors, and included as a comment which intermediate body or committee supports each duty: (Best Practice 16) :
	a) Audit***	x
	b) Evaluation and Compensation.	x
	c) Finance and Planning.	x
	d) Corporate Best Practices.***	x
d) Others (describe)
23.	Indicate which committee performs each of the following tasks:
	a) Audit***	Audit Committee
	b) Evaluation and Compensation.	Corporate Best Practices Committee
	c) Finance and Planning.	Finance and Planning Committee
	d) Corporate Best Practices.***	Corporate Best Practices Committee
d) Others (describe)
24.	Are the intermediate bodies only comprised of independent proprietary directors? (Best Practice 16)		x	The Finance and Planning Committee and the Corporate Best Practices Committee have one alternate director. The Audit Committee has three alternate directors.
25.	Is each intermediate body comprised of no fewer than 3 members and no more than 7? State the number of independent board members that are part of each intermediate bodies. (Best Practice 16)	4		The Auditing Committee (4 members) and the Corporate Best Practices (4 members) are only comprised by independent members. The Finance and Planning is comprised by 5 members, 3 of which are independent.
26.	How frequently do these intermediate bodies inform their activities to the Board of Directors? (Best Practice 16)
	a) Audit***	Quarterly
	b) Evaluation and Compensation.			Not applicable
	c) Finance and Planning.	Quarterly
	d) Corporate Best Practices.***	Quarterly
d) Others (describe)
27.	Does the chairman of each intermediate body invite to its meetings the officers of the company whose responsibilities are related to the duties of the intermediate body? (Best Practice 16)	X
28.	Does each of the independent board members participate in any of the intermediate bodies? (Best Practice 16)		x
29.	If the answer to the above question was negative, explain why.	Two independent proprietary directors are not part of any committee. And only four of the independent alternate directors are part of a committee.
30.	Is the intermediate body in charge of the audit presided by an independent director who has knowledge and experience in financial and accounting aspects? (Best Practice 16)	x
31.	If the answer to the above question was negative, explain why.

***Mandatory task for companies whose shares are traded on the stock market, which, if applicable, can be performed in a single committee.

7.4. Operation of the Board of Directors.		Yes	No	Comments
32.	How many meetings does the Board of Directors have during each fiscal year? (Best Practice 17)	4
33.	If the answer to the above question is less than 4, which would be the reason:.
The information is not provided on time
It is customary
Is not given importance
Others (detail)
34.	Are there any provisions by which with the agreement of 25% of the directors or the chairman of an intermediate body a board meeting is called? (Best Practice 18)	X
35.	If the answer to the above question was affirmative, please describe such provisions.	The mechanisms are in accordance with the Mexican Securities Market Law.
36.	With how many days in advance do the members of the board have access to the information that is relevant and necessary for the decision making, in accordance to the Agenda? (Best Practice 17)	5
37.	Is there a mechanism that ensures that directors can evaluate matters on strategic affairs that require confidentiality? Even if they do not receive the necessary information with at least 5 business days before the meeting as provided for non-confidential affairs by the Code (Best Practice 19)	X
38.	If the answer to the above question is affirmative, select which are the mechanisms?	Members of the board may request all the information they need to be able to discuss, evaluate and make decisions during the meeting.
By telephone
	By email	x
By intranet
By printed document
Others (detail)
39.	Are new directors provided with the necessary information in order for them to be up to date on the matters of the company and so that they may fulfill their new responsibility? (Best Practice 20)	X		A new director receives complete information on the company’s condition, annual reports from prior fiscal years, and meetings are scheduled for such director with senior management, who explain in detail the company’s conditions and answer any of the director’s questions.

7.5. Duties of the Directors		Yes	No	Comments
40.	Is each member of the Board given the necessary information with respect to the obligations, responsibilities and rights that imply to be member of the Board of Directors of the company? (Best Practice 21)	x
41.	Do directors communicate to the Chairman and the other members of the Board of Directors any situation where it exists or that might derive in a conflict of interest, abstaining from participating in the corresponding discussions? (Best Practice 22)	x
42.	Do directors use the company’s assets and services only for the performance of its corporate purpose? (Best Practice 22)	x
43.	If appropriate, are clear guidelines defined for when directors exceptionally use the company’s assets for personal matters? (Best Practice 22)	x
44.	Do directors invest time to their duties by attending at least 70% of the meetings to which they are called? (Best Practice 22)	x
45.	Is there a mechanism that ensures that the members of the Board maintain absolute confidentiality about all the information they receive in the performance of their duties, especially with respect to their own participation and participation of the other board members, in the discussions that take place in the board meetings? (Best Practice 22)	x
46.	If the answer to the above questions is affirmative, explain such mechanism.
	Confidentiality agreement	x		The Secretary of the Board periodically reminds directors of the scope of their confidentiality obligations.
Exercise of their fiduciary duties
Others (detail)
47.	Do directors and, if applicable, their respective alternate directors, keep each other informed about the matters discussed in the meetings of the Board of Directors in which they participate? (Best Practice 22)	x
48.	Do directors and, if applicable , their respective alternate directors, assist the Board of Directors with opinions and recommendations resulting from the analysis of the performance of the company; in order for the decisions to be taken are properly sustained? (Best Practice 22)	x		The Board of Directors supports itself through investment banks, financial engineering firms and outside counsel for decision-making, when it so deems appropriate or necessary according to the specific circumstances.
49.	Is there a performance and compliance assessment mechanism of responsibilities and fiduciary duties of directors? (Best Practice 22)	x

Auditory Duties

8.1. General Duties		Yes	No	Comments
50.	Does the intermediate body that responsible for the audit duties perform the following tasks? (Best Practice 23)
a)	Recommends to the Board of Directors:
	The candidates for external auditors of the company	X
	The engagement conditions	X
	The scope of their professional services	X
b)	Recommends to the Board of Directors the additional services to those of external auditing	x
c)	Oversees the performance of the professional services of the external auditors.	x
d)	Evaluates the performance of the company that performs the services of external auditing.	x
e)	Analyses the opinions or reports prepared by the external auditor, such as:
	Rulings	X
	Opinions	X
	Reports	X
	Statements	X
f)	Meets at least once a year with the external auditor without the attendance of officers of the company.	x
g)	It is the channel of communication between the Board of Directors and the external auditors.	x		Audit Committee formed by Independent Directors
h)	Ensures the independence and objectivity of the external auditors.	x
i)	Reviews	x
i. The work program
ii. The observation letters
iii. The reports of internal controls.
j)	It meets periodically with the internal auditors, without the attendance of the officers of the company to know:
	i. The work program	x
	ii. The comments and observations in the progress of their work	x
iii. Others:

k)	Provides its opinion to the Board of Directors about the guidelines and criteria used in the preparation of the financial information, as well as the issuance process.	x
l)	Contributes in the definition of the general guidelines of internal control and internal auditing and evaluates its effectiveness.	x
m)	Verifies the compliance of the mechanisms established for risk control of which the company is subject to.	x
n)	Coordinates the tasks of the external and internal auditors and the statutory examiner.	x
o)	Verifies the existence of the necessary mechanisms that allow the compliance by the company of the different provisions to which it is subject to.	x
p)	The frequency with which it makes a review to inform the Board of Directors about the legal situation of the company.	Half-yearly
q)	Contributes in the establishment of guidelines for related party transactions. ***	x
r)	Analyses and evaluates the operations with related parties to recommend its approval to the Board of Directors. ***	x
s)	Decides the engagement of third party experts to provide their opinion with respect to related party transactions or any other matter, which allows the adequate performance of its duties.***	x
t)	Verifies the compliance of the Business Ethics Code	x
u)	Verifies the compliance of the disclosure mechanism of improper actions and protection of whistle blowers.	x
v)	Supports the Board of Directors in the analysis of the contingency plans and information recovery.	x
Note***. Publicly traded companies perform these recommendations through their Corporate Best Practices Committee.

8.2. Selections of Auditors		Yes	No	Comments
51.	Does it abstain from engaging firms in which the fees of the external auditor and any other additional services rendered to the company, represent a percentage more than or equal to 10% of their total income? (Best Practice 24)	x
52.	Rotation: a) Is there a rotation of the partner who audits the financial statements at least once every 5 years? (Best Practice 25)	x
b) Is there a rotation of the team who audits the financial statements at least once every 5 years? (Best Practice 25)
53.	Is the person who signs the opinion of the company’s annual statements different from the one who acts as statutory auditor? (Best Practice 26) ***		x	N/A
54.	Is the profile of the statutory auditor disclosed in the annual report submitted to the Shareholders Meeting by the Board of Directors? (Best Practice 27) ***		x	N/A
Note***. For a publicly traded company, this practice doesn’t apply.

8.3. Financial Information		Yes	No	Comments
55.	Does the intermediate body that performs the auditing duties, support with its opinion to the Board of Directors in order to take decisions with reliable financial information? (Best Practice 28)	x
56.	Such financial information, is it executed by: (Best Practice 28)	x
a) The Chief Executive Officer
b) The responsible officer of its elaboration
57.	The company has an internal audit department (Best Practice 29)	x
58.	If the previous answer is affirmative please indicate whether its general guidelines and work plans are approved by the board of directors. (Best Practice 29).	x
59.	Does the intermediate body that performs the auditing duty previously provide its opinion to the Board of Directors for the approval of the accounting guidelines and criteria used in the making of the financial information of the company? (Best Practice 30)	x
60.	Does the intermediate body that performs the auditing duty provide its opinion to the Board of Directors for the approval of the changes made to the accounting guidelines and criteria used in the making of the financial information of the company? (Best Practice 31)	x
61.	Does the Board of Directors approve, with a previous opinion of the committee that performs the auditing duties, the necessary mechanisms to assure the quality of the financial information that is presented to it? (Best Practice 32)	x
62.	In the event the financial information corresponds to intermediate periods during the fiscal year, does the committee performing the auditing duties supervise that it is made with the same guidelines, criteria and practices by which the annual information is prepared? (Best Practice 32)	x

8.4. Internal Control		Yes	No	Comments
63.	Do the general guidelines of internal control and, if applicable, is the review to such guidelines submitted for the approval of the Board of Directors, with the prior opinion of the intermediate body performing the auditing duties? (Best Practice 33)	x
64.	Is the Board of Directors assisted in order to? (Best Practice 34)
	a) Ensure the effectiveness of the internal control	x
	b) Ensure the process of issuance of the financial information	x
65.	Do the internal and external auditors (Best Practice 35)
	a) Evaluate, according to their normal work plan, the effectiveness of the internal controls, as well as the process for the issuance of the financial information?	x
	b) Are the results included in the situations letter, commented with them?	x

8.5. Related Parties		Yes	No	Comments
66.	Does the intermediate body in charge of the auditing duties support the Board of Directors in? (Best Practice 36) ***
	a) The establishment of guidelines for transactions with related parties.	x
	b) The analysis of the approval process of the operations with related parties.	x
	c) The analysis of engagement conditions of operations with related parties.	x
67.	Does the intermediate body in charge of the auditing duties assists the Board of Directors in the analysis of proposals to make operations with related parties outside of its ordinary course of business of the company? (Best Practice 37)***	x
68.	Are the operations outside of the ordinary course of business with related parties that may represent more than 10 per cent of the consolidated assets of the company presented for approval to the Shareholders Meeting? (Best Practice 37)***	x
Note***. Publicly traded companies perform these recommendations in the through their Corporate Practices Committee.

8.6. Review of compliance applicable provisions.		Yes	No	Comments
69.	Does the intermediate body in charge of the auditing duties make sure the existence of mechanisms that allow determining if the company properly complies with applicable legal provisions? (Best Practice 38)	x
70.	If the answer to the above question is affirmative, describe those mechanisms.
a) Due diligence.
	b) Reports of pending legal matters.	x
c) Others (specify).
71	At least once a year, is a review of the legal situation of the company made and informed to the Board of Directors? (Best Practice 38)	X

9.1. General Duties		Yes	No	Comments
72.	Does the intermediate body in charge of the evaluation and compensation function submitted to the Board of Directors, for its approval, the following? (Best Practice 39)
	a) The criteria to appoint or remove the Chief Executive Officer and the senior officers of the company. ***	x
	b) The criteria for the evaluation and compensation of the Chief Executive Officer and the senior officers of the company.***	x
	c) The criteria for the compensation of the Board Members.	x
d) The criteria to determine the severance payment for the Chief Executive Officer and senior officers of the company
	e) The proposal made by the Chief Executive Officer about the structure and criteria for the compensation of the personnel.	x
	f) The proposal to declare the company as a socially responsible entity.	x
	g) The Ethics Business Code of the company.	x		This function is performed by the Audit Committee.
	h) The information system for improper actions and protection of the informants.	x		This function is performed by the Audit Committee.
	i) The formal system of succession of the Chief Executive Officer and senior officers, and verifies its compliance.	x
73.	Do the Chief Executive Officer and senior officers abstain in participating in the discussion of the matters mentioned in question 72, a), b) and c) with the purpose of preventing a possible conflict of interest? (Best Practice 40)	x
Note***. Publicly traded companies perform these recommendations through the Corporate Practices Committee.

9.2. Operative Aspects		Yes	No	Comments
74.	In determining the compensation of the CEO and senior officials issues are functions, the scope of the objectives and evaluation of their performance considered? (Best Practice 41)	x
75.	In the annual report submitted by the Board of Directors to the Shareholders Meeting, are the guidelines used, and the items that form part of the compensation package of the Chief Executive Officer and senior officers of the company, disclosed? (Best Practice 42)	x
76.	Does the intermediate body in charge of the evaluation and compensation duties support the Board of Directors in reviewing the hiring conditions of the Chief Executive Officer and senior officers, in order to assure their probable payments for severance of the company are in line with the guidelines approved by the Board of Directors? (Best Practice 43)	x
77.	With the purpose of ensuring a stable succession process, does it have a formal plan of succession for the Chief Executive Officer and senior officers of the company? (Best Practice 44)	x
78.	If the answer to the above question is negative, explain why or select one of the following reasons:
a) The Company was recently created.
b) The Officers are young.
c) The Officers were recently hired.
d) It is not an important subject.
e) Others (specify).

Finance and Planning Duties

10.1. General Duties		Yes	No	Comments
79.	Does the intermediate body in charge of the finance and planning duties perform the following tasked? (Best Practice 45)
a)	Studies and proposes to the Board of Directors the company’s strategic vision to ensure its sustainability and continuance over the time	x
b)	Analyzes and proposes general guidelines for the determination and monitoring of the strategic plan of the company.	x		The Finance Committee analyzes and monitors main topics, particularly on those related to significant transactions.
c)	Evaluates and provides an opinion with respect to the investment and financing guidelines of the company proposed by Management.	x
d)	Provides an opinion with respect to the premises of the annual budget and follows-up its execution, as well as its control system. (Best Practice 49)	x		The Finance Committee provides its opinion mainly about matters related to the macroeconomic framework and the principal assumptions.
e)	Evaluates the mechanisms presented by the senior management for the identification, analysis, management and risk control to which the company is subject to (Best Practice 50)	x
f)	Evaluates the criteria presented by the Chief Executive Officer for the disclosure of the risks to which the company is subject to (Best Practice 50).	x		The Finance Committee analyzes and evaluates matters related to risk of the finance structure (leverage, derivatives, currency issues, rates, etc)

10.2. Operative Aspects		Yes	No	Comments
80.	Does the intermediate body in charge of finance and planning duties assists the Board of Directors so that a session is dedicated to defining or updating of the long-term vision of company?: (Best Practice 46)	x
81.	Does the intermediate body in charge of finance and planning duties supports the Board of Directors in reviewing the strategic plan presented by the senior management for approval? (Best Practice 7)	x
82.

Does the intermediate body in charge of finance and planning duties supports the Board of Directors in the analysis of the guidelines presented by the Chief Executive Officer for its approval regarding: (Best Practice 48)

a)     The management of treasury

b)    The entering into financial derivative agreements

c)     The capital expenditures

d)    New liabilities

x x x x
83.	Regarding the previous question the intermediate body in charge of finance and planning duties ensures that such matters are aligned with the strategic plan and that they correspond to the ordinary course of business of the company? (Best Practice 48)	x
84.	The Chief Executive Officer submits to the board of directors in each session a report on the situation of each of the identified risks? (Best Practice 51)	x